# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: High Wire Networks, Inc., CIK 0001413891
CUSIP: 42981W203
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 30 North Lincoln, Batavia, Illinois (IL), 60510
Date of event which requires filing of this statement: 05/22/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-018584
Filed by CIK 0001880237

## Reporting persons
- Mast Hill Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 66,204; sole dispositive power 0; shared dispositive power 66,204; aggregate amount beneficially owned 66,204 (2.89% of the class)
  Comment: Percentage in #11 is based on 2,290,363 common shares of the Issuer outstanding as of May 23, 2025, as reported in the Issuer's Form S-1 filed with the Securities and Exchange Commission on May 23, 2025.
- Mast Hill Management, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 66,204; sole dispositive power 0; shared dispositive power 66,204; aggregate amount beneficially owned 66,204 (2.89% of the class)
  Comment: Percentage in #11 is based on 2,290,363 common shares of the Issuer outstanding as of May 23, 2025, as reported in the Issuer's Form S-1 filed with the Securities and Exchange Commission on May 23, 2025.
- Farzan Hassani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 66,204; sole dispositive power 0; shared dispositive power 66,204; aggregate amount beneficially owned 66,204 (2.89% of the class)
  Comment: Percentage in #11 is based on 2,290,363 common shares of the Issuer outstanding as of May 23, 2025, as reported in the Issuer's Form S-1 filed with the Securities and Exchange Commission on May 23, 2025.
- George Murphy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 662,040; sole dispositive power 0; shared dispositive power 66,204; aggregate amount beneficially owned 66,204 (2.89% of the class)
  Comment: Percentage in #11 is based on 2,290,363 common shares of the Issuer outstanding as of May 23, 2025, as reported in the Issuer's Form S-1 filed with the Securities and Exchange Commission on May 23, 2025.

## Item 1. Issuer
Name of issuer: High Wire Networks, Inc.
Address of issuer's principal executive offices: 30 North Lincoln, Batavia, IL, 60510

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G (this "Statement") is filed by Mast Hill Fund, L.P. ("Mast Hill"), Mast Hill Management, LLC ("Mast Management"), Mr. Farzan Hassani ("Mr. Hassani"), and Mr. George Murphy ("Mr. Murphy") (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 150 Grossman Dr., Suite 205, Braintree, MA 02184.
Citizenship: Mast Hill is a Delaware limited partnership. Mast Management is a Delaware limited liability company. Mr. Hassani is a United States citizen. Mr. Murphy is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Mast Management serves as the investment manager to Mast Hill, in whose name the 66,204 common shares (the "Securities") are held. As such, Mast Management may be deemed to be the beneficial owner of the Securities held by Mast Hill. Mr. Murphy and Mr. Hassani are members of Mast Management. Mr. Murphy and Mr. Hassani disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interest therein.
Percent of class: The percentages set forth on row (11) of the cover page for each Reporting Person are calculated based upon 2,290,363 common shares of the Issuer outstanding as of May 23, 2025, as reported in the Issuer's Form S-1 filed with the Securities and Exchange Commission on May 23, 2025.
Sole power to vote or to direct the vote:
Mast Hill: 0 shares;
Mast Management: 0 shares;
Mr. Hassani: 0 shares;
Mr. Murphy: 0 shares.
Shared power to vote or to direct the vote:
Mast Hill: 66,204 shares;
Mast Management: 66,204 shares;
Mr. Hassani: 66,204 shares;
Mr. Murphy: 66,204 shares.
Sole power to dispose or to direct the disposition:
Mast Hill: 0 shares;
Mast Management: 0 shares;
Mr. Hassani: 0 shares;
Mr. Murphy: 0 shares.
Shared power to dispose or to direct the disposition:
Mast Hill: 66,204 shares;
Mast Management: 66,204 shares;
Mr. Hassani: 66,204 shares;
Mr. Murphy: 66,204 shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mast Hill Fund, L.P.: /s/ Farzan Hassani, Chief Investment Officer (07/10/2025)
- Mast Hill Management, LLC: /s/ Farzan Hassani, Authorized Signatory (07/10/2025)
- Farzan Hassani: /s/ Farzan Hassani, Farzan Hassani (07/10/2025)
- George Murphy: /s/ George Murphy, George Murphy (07/10/2025)